Exhibit 99.3

Management’s Report

The consolidated financial statements of Penn West Energy Trust were prepared by management in accordance with accounting principles generally accepted in Canada. In preparing the consolidated financial statements, management has made estimates because a precise determination of certain assets and liabilities is dependent on future events. The financial and operating information presented in this report is consistent with that shown in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial records for the preparation of statements.

The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors. The Board of Directors’ financial statement related responsibilities are fulfilled through the Audit Committee. The Audit Committee is composed entirely of independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence, and approves their fees. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each party is properly discharging its responsibilities. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

[signed] “William E. Andrew”	[signed] “Murray R. Nunns”	[signed] “Todd H. Takeyasu”

William E. Andrew	Murray R. Nunns	Todd H. Takeyasu
Chief Executive Officer	President and COO	Executive Vice President and CFO

March 6, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Penn West Petroleum Ltd., the administrator of Penn West Energy Trust and the Unitholders of Penn West Energy Trust

We have audited Penn West Energy Trust’s (“the Trust”)’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 6, 2008 expressed an unqualified opinion on those consolidated financial statements.

[signed] “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 6, 2008

Auditors’ Report to the unitholders

To the Unitholders of Penn West Energy Trust

We have audited the consolidated balance sheets of Penn West Energy Trust (“the Trust”) as at December 31, 2007 and 2006 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2008 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

[signed] “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 6, 2008

Consolidated Balance Sheets

	As at December 31
(CAD millions)	2007	2006
ASSETS
Current
Accounts receivable	$277.5	$268.7
Risk management (note 11)	—	54.0
Future income taxes (note 7)	44.3	—
Other	45.7	56.0
	367.5	378.7
Property, plant and equipment (note 3)	7,413.5	7,039.0
Goodwill (note 4)	652.0	652.0
	8,065.5	7,691.0
	$8,433.0	$8,069.7

LIABILITIES AND UNITHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$359.3	$384.1
Distributions payable	82.5	80.6
Risk management (note 11)	147.6	—
	589.4	464.7
Long-term debt (note 5)	1,943.2	1,285.0
Asset retirement obligations (note 6)	413.5	339.1
Future income taxes (note 7)	917.4	792.6
	3,863.5	2,881.4
Unitholders’ equity
Unitholders’ capital (note 8) (Units outstanding 2007 –242,663,164; 2006 – 237,126,219)	3,877.1	3,712.4
Contributed surplus (note 8)	35.3	16.4
Retained earnings	657.1	1,459.5
	4,569.5	5,188.3
	$8,433.0	$8,069.7

Subsequent events (notes 5 and 18)

Contractual obligations and commitments (note 13)

See accompanying notes to the audited consolidated financial statements.

Approved on behalf of Penn West Energy Trust, by Penn West Petroleum Ltd. as Administrator:

[signed] “John A. Brussa”	[signed] “James C. Smith”

John A. Brussa	James C. Smith
Chairman	Director

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Years ended December 31
(CAD millions, except per unit amounts)	2007	2006
Revenues
Oil and natural gas	$2,458.8	$2,033.7
Royalties	(450.8)	(388.0)
	2,008.0	1,645.7
Risk management gain (loss) (note 11)
Realized	3.0	67.2
Unrealized	(182.0)	42.8
	1,829.0	1,755.7
Expenses
Operating (note 9)	517.7	429.1
Transportation	24.1	24.5
General and administrative (note 9)	65.8	44.5
Financing (note 5)	92.4	49.3
Depletion, depreciation and accretion	896.7	654.7
Risk management (gain) loss (note 11)	19.6	(5.8)
Unrealized foreign exchange gain	(38.2)	—
	1,578.1	1,196.3
Income before taxes	250.9	559.4

Taxes
Future income tax expense (reduction) (note 7)	75.4	(106.2)

Net income	175.5	665.6

Retained earnings, beginning of year	1,459.5	1,605.7
Distributions declared	(977.9)	(811.8)
Retained earnings, end of year	$657.1	$1,459.5

Net income per unit
Basic	$0.73	$3.32
Diluted	$0.73	$3.27
Weighted average units outstanding (millions)
Basic	239.4	200.8
Diluted	241.5	203.5

See accompanying notes to the audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
(CAD millions)	2007	2006
Operating activities
Net income	$175.5	$665.6
Depletion, depreciation and accretion	896.7	654.7
Future income tax expense (reduction) (note 7)	75.4	(106.2)
Unit-based compensation (note 9)	20.5	11.3
Risk management (gain) loss (note 11)	201.6	(48.6)
Unrealized foreign exchange gain	(38.2)	—
Asset retirement expenditures	(51.5)	(26.9)
Change in non-cash working capital (note 14)	(38.2)	(43.6)
	1,241.8	1,106.3
Investing activities
Acquisition of property, plant and equipment	(576.1)	(18.2)
Disposition of property, plant and equipment	133.2	12.6
Additions to property, plant and equipment	(697.3)	(572.3)
Petrofund acquisition costs (note 17)	—	(25.0)
Change in non-cash working capital (note 14)	14.9	11.7
	(1,125.3)	(591.2)
Financing activities
Proceeds from issuance of notes (note 5)	509.1	—
Increase in bank loan	187.3	132.6
Issue of equity	32.0	22.5
Distributions paid	(844.9)	(685.7)
Settlement of future income tax liabilities on trust conversion	—	15.5
	(116.5)	(515.1)
Change in cash	—	—
Cash, beginning of year	—	—
Cash, end of year	$—	$—

Interest paid	$94.5	$44.4
Income taxes paid (recovered)	$(2.4)	$8.6

See accompanying notes to the audited consolidated financial statements.

Notes to the Consolidated Financial Statements

(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 11)

1.     Structure of Penn West

Penn West Energy Trust (“Penn West” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the common shares or partnership interests, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the audited consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

On June 2, 2005, the trust units commenced trading on the TSX under the symbol “PWT.UN”. On June 22, 2006, the trust units commenced trading on the NYSE under the symbol “PWE”.

2.     Significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

a) Principles of consolidation

The consolidated financial statements include the accounts of Penn West and all its wholly owned subsidiaries and partnerships.

b) Other current assets

Other current assets include deposits, prepayments and inventory. Inventories are valued at the lower of cost and net realizable value.

c) Property, plant and equipment

i) Capitalized costs

The full cost method of accounting for oil and natural gas operations is followed, whereby all costs of acquiring, exploring for and developing oil and natural gas reserves are capitalized. These costs include lease acquisition, geological and geophysical, exploration and development and related equipment costs. Proceeds from the disposition of oil and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such disposition results in a significant change in the depletion and depreciation rate.

ii) Depletion and depreciation

Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to total proved reserves as estimated by independent petroleum engineers. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs to be incurred in developing proved reserves and excludes estimated equipment salvage values and the lower of cost and market of unevaluated properties. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method over the estimated useful lives of the facilities.

iii) Ceiling test

The recoverability of accumulated costs in a cost centre is assessed based on undiscounted future cash flows from proved reserves, using forecast prices, and the cost of unproved properties. If accumulated costs are assessed to be not fully recoverable, the cost centre is written down to its fair value estimated as the present value of expected future cash flows, using forecast prices, from proved and probable reserves and the cost of unproved properties. Expected future cash flows are discounted at the Trust’s estimated risk free rate.

iv) Asset retirement obligations

The fair value of legal obligations for property abandonment and site restoration is recognized as a liability on the balance sheet as incurred with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges included in depletion, depreciation and accretion. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded liability. Asset retirement expenditures, up to the recorded liability at the time, are charged to the liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

The estimates in ii) and iii) and iv) are based on volumes and reserves calculated based on forecast sales prices, costs and regulations expected at the end of the fiscal year.

d) Joint operations

Some of the Trust’s exploration and development activities are conducted jointly with others. The accounts reflect only the Trust’s proportionate interest in such activities.

e) Financial instruments

The Trust has policies and procedures in place with respect to the required documentation and approvals for the use of derivative financial instruments and their use is limited to mitigating market price risk associated with expected cash flows.

Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent years depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income (“OCI”) until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recorded in net income.

As the Trust elected to discontinue hedge accounting in 2005, the adoption of these standards did not change the Trust’s accounting for financial instruments. Cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as loans and receivables. Accounts payable and accrued liabilities and long-term debt are designated as other financial liabilities. All risk management assets and liabilities are derivative financial instruments classified as held-for-trading.

f) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties. The cost of injectants purchased from third parties for miscible flood projects is included in property, plant and equipment. These injectant costs are amortized as depletion and depreciation over the period of expected future economic benefit on a straight-line basis. Costs associated with the production of proprietary injectants are expensed.

g) Foreign currency translation

Monetary items, such as receivables and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as property, plant and equipment, are translated to Canadian dollars at the rate of exchange in effect when the transaction occurred. Revenues and expenses denominated in foreign currencies are translated at the average exchange rate in effect during the period. Foreign exchange gains or losses on translation are included in income.

h) Unit-based compensation

The Trust has a trust unit rights incentive plan, as outlined in note 9. Compensation expense for the plan is based on the fair value of rights issued, amortized over the remaining vesting periods on a straight-line basis. A Binomial Lattice option-pricing model is used to determine the fair value of rights granted. Costs in respect of the employee trust unit savings plan are expensed as incurred.

i) Revenue recognition

Revenues from the sale of crude oil, natural gas liquids and natural gas are recognized when title passes from Penn West Petroleum Ltd. (“the Company”) to the purchaser.

j) Income taxes

Penn West uses the asset and liability method of accounting for future income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Future income taxes are computed on temporary differences using enacted or substantively enacted income tax rates that are expected to apply when future income tax assets and liabilities are realized or settled. Penn West is taxable on income in excess of distributions to unitholders.

k) Goodwill

Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. Goodwill is not amortized and the balance is assessed for impairment on an annual basis, at December 31, or more frequently if circumstances arise that indicates impairment may have occurred. If impairment exists, the impairment amount is charged to earnings and is considered to be non-deductible for tax purposes.

The impairment test consists of two steps. First, the fair value of the Trust is compared to the carrying amount, including goodwill, to identify a potential impairment. If the fair value is greater than the carrying amount, goodwill is considered not to be impaired and the second step is not necessary. When the carrying amount exceeds the fair value, the second step requires the implied fair value of the goodwill to be compared to its carrying amount. The implied fair value of goodwill is computed by assigning fair values to the identifiable assets and liabilities of the Trust as if it had been acquired in a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss equal to the excess is recognized in the period.

l) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results may differ materially from those estimates.

Significant estimates are included in the determination of the provisions for depletion and depreciation of petroleum and natural gas assets and the asset retirement obligations liability and the accretion thereof. Depletion and the ceiling test are based on estimates of reserves, which by their nature include estimates of future production rates, oil and gas prices and costs, as well as other assumptions. These and other estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates could be material.

m) Transportation expense

Transportation relates to costs paid by the Trust for the shipping of natural gas, crude oil and NGL from the wellhead to the point of title transfer. These costs are recognized when the transportation is provided.

n) Per unit calculations

Penn West follows the treasury stock method to compute the dilutive impact of unit rights. The treasury stock method assumes that the proceeds received from the pro forma exercise of in-the-money trust unit rights are used to purchase trust units at average market prices.

o) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms in relation to another factor, for example rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative only if certain conditions are met. These include:

•      the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•      if the embedded derivative separated meets the definition of a derivative; and

•      the hybrid contract is not measured at fair value or classified as held for trading.

The Trust currently has no material embedded derivatives.

p) Comprehensive income

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. It consists of net income and OCI. OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Trust currently has no items requiring separate disclosure as OCI on a statement of Comprehensive Income.

q) Transaction costs

Transaction costs are capitalized when related to acquisitions and divestiture activities and expensed into net income as incurred during financing transactions.

Future accounting changes

Three new Canadian accounting standards have been recently issued: “Financial Instruments – Disclosure”, “Capital Disclosures” and “Goodwill and Intangible Assets”.

The Financial Instruments – Disclosure section outlines standards of disclosures and presentation for financial instruments, effective January 1, 2008. This requires additional disclosure by the Trust and will be implemented in the first quarter of 2008.

The Capital Disclosure section becomes effective on January 1, 2008 and specifies disclosures relating to capital, including a qualitative discussion on an entity’s objectives, polices and processes for managing capital and summary quantitative data regarding what is managed as capital. This section requires additional disclosure by the Trust and will be implemented in the first quarter of 2008.

The Goodwill and Intangible Assets section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. The new section becomes effective on January 1, 2009. The Trust is currently assessing the impact of this new section.

3.     Property, plant and equipment

	December 31
	2007	2006
Oil and natural gas properties, including production and processing equipment	$10,925.1	$9,683.2
Accumulated depletion and depreciation	(3,511.6)	(2,644.2)
Net book value	$7,413.5	$7,039.0

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2007, additions to property, plant and equipment included a $96.6 million (2006 – $55.9 million) increase related to additions to asset retirement obligations; and a $5.1 million (2006 – $1.7 million) addition for future income taxes recorded on property acquisitions. The lower of cost and market of unevaluated property excluded from the depletion base as at December 31, 2007 was $303 million (December 31, 2006 – $303 million). The depletion and depreciation calculation includes future capital costs to develop proved reserves of $729 million (2006 – $718 million).

An impairment test was performed on the costs capitalized to oil and natural gas properties at December 31, 2007 and 2006. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

The following table outlines benchmark prices used in the impairment test:

	WTI ($US/ bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2008	$90.81	$6.63	1.00
2009	87.00	7.38	1.00
2010	84.33	7.65	1.00
2011	82.39	7.65	1.00
2012 – 2018	$84.54	$8.06	1.00
Thereafter (inflation percentage)	2.0	2.0	—

4.     Goodwill

In 2006, Penn West recorded $652 million in goodwill in conjunction with the Petrofund Energy Trust (“Petrofund”) acquisition. The goodwill impairment test is completed annually on December 31 or more frequently if circumstances arise that indicate an impairment may have occurred. At December 31, 2007 and 2006 an impairment test was performed and it was determined that there was no impairment to the goodwill balance.

5.     Long-term debt

	December 31
	2007	2006
Bankers’ acceptances and prime rate loans	$1,472.3	$1,285.0
U.S. Senior unsecured notes
5.68%, US$160 million, maturing May 31, 2015	158.6	—
5.80%, US$155 million, maturing May 31, 2017	153.7	—
5.90%, US$140 million, maturing May 31, 2019	138.8	—
6.05%, US$20 million, maturing May 31, 2022	19.8	—
Total long-term debt	$1,943.2	$1,285.0

As at December 31, 2007, the Company had an unsecured, extendible, three-year revolving syndicated credit facility with an aggregate borrowing limit of $2.1 billion, with an expiry date of August 25, 2010. In January 2008, the Company amended its unsecured, revolving syndicated credit facility to an aggregate borrowing limit of $4.0 billion expiring on January 11, 2011, to enable the cancellation of the credit facilities of Canetic Resources Trust (“Canetic”) and Vault Energy Trust (“Vault”). The facility is made up of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains financial covenants consisting of debt to earnings before interest, taxes and depletion, depreciation and amortization (“EBITDA”) and debt to capitalization ratios. During 2007, the weighted average effective interest rate under the credit facility was five percent.

Financing costs include interest expense on long-term debt of $90.1 million for the year ended December 31, 2007 (2006 – $47.7 million).

Letters of credit totalling $0.3 million were outstanding on December 31, 2007 (December 31, 2006 – $0.4 million) that reduced the amount otherwise available to be drawn on the syndicated facility.

The US$475 million of senior unsecured notes are subject to the financial covenant that consolidated debt to consolidated capitalization shall not exceed 55 percent except in the event of a material acquisition where it is not to exceed 60 percent. The estimated fair value of the principal and interest obligations under the notes, calculated using estimated market rates on December 31, 2007 was $457.8 million.

In January 2008, we entered into 10-year U.S. Treasury forward contracts on a notional principal amount of $250 million at an average fixed treasury rate of 3.6778 percent until June 30, 2008.

6.              Asset retirement obligations

Total asset retirement obligations are based upon the present value of Penn West’s net share of estimated future costs to abandon and reclaim all wells and facilities. The estimates were made by management using external consultants assuming current technology and enacted legislation.

The total inflated and undiscounted amount to settle Penn West’s asset retirement obligations at December 31, 2007 was $2.6 billion (December 31, 2006 – $2.2 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2006 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2006 – 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. The well reclamation cost assumptions were revised upwards in 2007 to reflect the overall increases in costs experienced. Future cash flows from operating activities are expected to fund the obligations.

Changes to asset retirement obligations were as follows:

	2007	2006
Balance, beginning of year	$339.1	$192.4
Liabilities incurred during the year	35.7	30.2
Petrofund liabilities assumed on acquisition	—	98.0
Increase in liability due to change in estimate	60.9	25.7
Liabilities settled during the year	(51.5)	(26.9)
Accretion charges	29.3	19.7
Balance, end of year	$413.5	$339.1

7.     Income taxes

In 2007, the Government of Canada enacted new tax legislation on publicly traded income trusts. Under the new rules, effective for the 2011 tax year, distributions of certain types of income will no longer be deductible for income tax purposes by certain specified investment flow-through (“SIFT”) entities, including Penn West, and any resultant taxable income at the trust level will be taxed at an approximation of the corporate tax rate. At the time of the enacted legislation, the SIFT tax rate was 31.5 percent, which led to an additional $325.5 million future income tax liability and future income tax expense recorded in the second quarter of 2007. In accordance with GAAP, prior to the enactment, the temporary differences in the Trust were not reflected in future income taxes. In the fourth quarter of 2007 the Government of Canada enacted tax rate reductions which included a lower SIFT tax rate of 29.5 percent in 2011 and 28.0 percent in 2012 and subsequent years and a total reduction to future corporate income tax rates of 3.5 percent. As a result of the above legislation, a $106.4 million future income tax reduction was recorded during the fourth quarter of 2007. The Trust’s temporary differences relate primarily to the net book value of oil and natural gas properties in excess of tax pools assumed on the Petrofund acquisition closing June 30, 2006.

On February 26, 2008, the Government of Canada, in its Federal Budget, announced changes to the SIFT tax rules. The provincial component of the SIFT tax will be based on the provincial rates where the SIFT has a permanent establishment rather than using a 13 percent flat rate. For Penn West, the SIFT tax rate applicable in 2012 is expected to fall from 28 percent to 25 percent. As the tax rate change has not been substantively enacted, no future income tax rate benefit has been recorded in the financial statements.

As at December 31, future income tax assets (liabilities) arose from temporary differences as follows:

	2007	2006
Property, plant and equipment	$(1,027.1)	$(876.4)
Risk management	44.3	(17.6)
Asset retirement obligations	109.7	101.4
Net future income tax liability	$(873.1)	$(792.6)

Future income tax asset	44.3	—
Future income tax liability	$(917.4)	$(792.6)

The Trust currently maintains an income tax status that permits it to deduct distributions to unitholders in addition to other items.

The provision for (reduction of) income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2007	2006
Income before taxes	$250.9	$559.4
Combined statutory tax rate	32.8%	35.2%
Computed income tax provision	$82.2	$197.0
Increase (decrease) resulting from:
Net Income attributable to the trust	(203.9)	(197.4)
Tax rate reductions	(128.8)	(108.1)
Effect of SIFT tax	325.5	—
Unit-based compensation	5.5	3.4
Unrealized foreign exchange	(5.1)	—
Non-deductible Crown payments, net	—	36.1
Resource allowance	—	(38.4)
Other	—	1.2
Future income tax expense (reduction)	$75.4	$(106.2)

8.     Unitholders’ equity

a) Authorized

i) An unlimited number of Voting Trust Units, which are redeemable at the option of the unitholder.

ii) An unlimited number of Special Voting Units, which enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by any direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units do not confer any rights.

Trust units are redeemable at any time at the option of the unitholder. The redemption price is equal to the least of 95 percent of the closing market price on the date the units were tendered for redemption, 95 percent of the volume weighted average market price for the 10 days immediately after the date the units were tendered for redemption, or 95 percent of the closing market price on the date of redemption. Total redemptions are limited to $250,000 in any calendar month, subject to waiver at the discretion of the administrator. If the limitation is not waived, the amount payable in excess of the $250,000 will be settled by the distribution of redemption notes to the redeeming unitholders by the Trust.

Penn West has a Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “DRIP”) that provides eligible unitholders the opportunity to reinvest monthly cash distributions into additional units at a potential discount. Units are issued from treasury at 95 percent of the 10-day volume-weighted average market price when available. When units are not available from treasury they are acquired in the open market at prevailing market prices.

Unitholders who participate in the DRIP may also purchase additional units, subject to a monthly maximum of $5,000 and a minimum of $500. Optional cash purchase units are acquired, without a discount, in the open market at prevailing market prices or issued from treasury at the 10-day volume-weighted average market price.

b) Issued

Voting Trust Units	Units	Amount
Balance, December 31, 2005	163,290,013	$561.0
Issued on exercise of trust unit rights (1)	407,750	10.6
Issued to employee trust unit savings plan	295,449	12.3
Issued to distribution reinvestment plan	2,459,870	96.1
Issued on Petrofund acquisition	70,673,137	3,032.4
Balance, December 31, 2006	237,126,219	3,712.4

Issued on exercise of trust unit rights (1)	665,155	16.1
Issued to employee trust unit savings plan	532,840	17.5
Issued to distribution reinvestment plan	4,338,950	131.1
Balance, December 31, 2007	242,663,164	$3,877.1

(1)  The exercise of trust unit rights is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

Special voting units

No Special Voting Units were issued.

c) Contributed surplus

	2007	2006
Balance, beginning of year	$16.4	$5.5
Unit-based compensation expense	20.5	11.3
Benefit on rights exercised (1)	(1.6)	(0.4)
Balance, end of year	$35.3	$16.4

(1)  The exercise of trust unit rights is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

9.     Unit-based compensation

Trust unit rights incentive plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. Unit rights are granted at prices administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days immediately prior to the date of grant. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

Trust Unit Rights	Number Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2005	9,447,625	$28.45	$2.92
Granted	3,257,622	39.77	8.10
Exercised	(407,750)	24.65	2.15
Forfeited	(1,012,625)	33.38	5.58
Balance before reduction of exercise price	11,284,872	30.89	4.21
Reduction of exercise price for distributions paid	—	(3.13)	—
Outstanding, December 31, 2006	11,284,872	$27.76	$4.21
Granted	5,189,346	33.24	6.38
Exercised	(665,155)	21.91	2.69
Forfeited	(1,322,979)	29.88	5.73
Balance before reduction of exercise price	14,486,084	29.80	4.91
Reduction of exercise price for distributions paid	—	(4.11)	—
Outstanding, December 31, 2007	14,486,084	$25.69	$4.91

At December 31, 2007, exercisable trust units totaled 2,742,359 (2006 – 1,125,300) for a weighted average exercise price of $22.53 (2006 – $23.16) and a weighted average grant date fair value of $3.75 (2006 – $2.37).

	Unit Rights Outstanding			Unit Rights Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price (1)	Weighted Remaining Contractual Life (years) (2)	Number Exercisable	Weighted Average Exercise Price (1)
$26.00 – $30.99	6,061,745	$19.65	3.6	1,765,576	$18.59
$31.00 – $35.99	6,401,700	28.55	3.6	565,633	26.04
$36.00 – $40.99	1,461,989	33.80	3.8	292,300	33.60
$41.00 – $45.99	560,650	37.13	4.7	118,850	37.16
	14,486,084	$25.69	3.7	2,742,359	$22.53

(1)   Exercise prices are adjusted for distributions if certain conditions are met.

(2)   Rights granted under the plan prior to November 13, 2006 expire after 6 years, rights granted after this date expire after 4 years.

Penn West recorded unit-based compensation expense of $20.5 million for the year ended December 31, 2007, of which $5.5 million was charged to operating expense and $15.0 million was charged to general and administrative expense (2006 – $11.3 million, $2.8 million and $8.5 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

	Year ended December 31
	2007	2006 (2)
Average fair value of trust unit rights granted (per unit)	$6.38	$8.10
Expected life of trust unit rights (years)	3.0	4.5
Expected volatility (average)	24.9%	23.8%
Risk-free rate of return (average)	4.2%	4.1%
Distribution yield (1)	13.1%	9.9%

(1)   Represents distributions declared as a percentage of the market price of trust units and does not account for any portion of distributions that represent a return of capital.

(2)   Rights granted prior to November 13, 2006 vest over a five-year period. Rights granted subsequent to November 13, 2006 vest over a three-year period.

The expected volatility of the trust unit rights was based on the historical unit price volatility of the Trust and the volatility of certain competitors. The expected life of the trust unit rights was based on expected exercise patterns and the forfeiture rate was based on historical employee forfeiture patterns.

Trust unit savings plan

Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee’s and Penn West’s contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices. During 2007, 532,840 treasury units (2006 – 295,449) were contributed to the plan at an average of $32.86 per unit (2006 – $41.71) and a total cost of $17.5 million (2006 – $12.3 million). No trust units have been purchased in the open market since the trust conversion.

10.  Distributions payable to unitholders

Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses. Distributions may be monthly or special and in cash or in trust units at the discretion of the Board of Directors. Distributions payable to unitholders is the amount declared and payable by the Trust.

Accumulated Cash Distributions	2007	2006
Balance, beginning of year	$1,133.3	$321.5
Distributions declared	977.9	811.8
Balance, end of year	$2,111.2	$1,133.3
Distributions per unit (1)	$4.08	$4.05
Accumulated cash distributions per unit, beginning of year	6.02	1.97
Accumulated cash distributions per unit, end of year	$10.10	$6.02

(1)  Distributions per unit are the sum of the per unit amounts declared monthly to unitholders.

11. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts, except for the U.S. Senior notes described in Note 5, due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applied to the long-term debt.

Nearly all of the accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Penn West, from time to time, uses various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these instruments exposes Penn West to credit risks associated with the possible non-performance of counterparties to derivative instruments. Penn West limits this risk by transacting only with financial institutions with high credit ratings and by obtaining security in certain circumstances.

Penn West’s revenue from the sale of crude oil, natural gas liquids and natural gas is directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Variations in interest rates directly impact interest costs. From time to time, Penn West may increase the certainty of future interest rates using financial instruments to swap floating interest rates for fixed rates or by transactions in fixed rate instruments.

Crude oil sales are referenced to or denominated in U.S. dollars. Crude oil prices realized in Canadian dollars are accordingly impacted directly by Canadian to U.S. exchange rates. Penn West currently has a portion of long-term debt held in U.S. dollars which is also affected by foreign exchange fluctuations. From time to time, Penn West may use financial instruments to fix future exchange rates.

Changes in the fair value of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments outstanding on December 31, 2007:

Risk Management	2007	2006
Balance, beginning of year	$54.0	$8.5
Unrealized gain (loss) on financial instruments:
Commodity collars	(182.0)	51.3
Electricity swaps	(18.3)	(5.6)
Interest rate swaps	0.5	(0.2)
Foreign exchange forwards	(1.8)	—
Fair value, end of year	$(147.6)	$54.0

Penn West had the following financial instruments outstanding as at December 31, 2007:

	Notional Volume	Remaining Term	Pricing	Market Value
Crude oil collars
WTI Collars	10,000 bbls/d	Jan/08 – Jun/08	US$ 60.00 to 94.55/bbl	$(9.2)
WTI Collars	20,000 bbls/d	Jan/08 – Dec/08	US$ 67.50 to 79.18/bbl	(109.8)
WTI Collars	10,000 bbls/d	Jul/08 – Dec/08	US$ 67.00 to 79.23/bbl	(24.9)
Natural gas collars
AECO Collars	9,200 mcf/d	Jan/08 – Mar/08	$8.18 to $12.15/mcf	1.1
AECO Collars	46,000 mcf/d	Jan/08 – Oct/08	$6.64 to $7.79/mcf	(0.7)
AECO Collars	46,000 mcf/d	Apr/08 – Oct/08	$6.60 to $7.19/mcf	(2.0)
Electricity swaps
Alberta Power Pool Swaps	32 MW	2008	$75.02/MWh	—
Alberta Power Pool Swaps	30 MW	2009	$76.23/MWh	0.1
Alberta Power Pool Swaps	30 MW	2010	$76.23/MWh	(0.7)
Interest rate swaps
	$100.0	Jan/08 – Mar/08	4.356%	0.3
	$100.0	Jan/08 – Nov/10	4.264%	—
Foreign exchange forwards
8-year term	US$80.0	2015	1.00934 CAD/USD	(0.6)
10-year term	US$80.0	2017	1.00165 CAD/USD	(0.6)
12-year term	US$70.0	2019	0.99125 CAD/USD	(0.2)
15-year term	US$20.0	2022	0.98740 CAD/USD	(0.4)
Total				$(147.6)

A realized gain of $11.0 million (2006 – $17.3 million) on the electricity contracts has been included in operating costs.

Realized gains and losses on the interest rate swaps are charged to interest expense. During the year, the fixed rate and the floating rate were approximately equal, resulting in no reportable gain or loss being charged to interest rate expense in relation to the interest rate swaps.

12.  Per unit amounts

The number of incremental units included in diluted earnings per unit is computed using the average volume-weighted market price of trust units for each interim period. In addition, contracts that could be settled in cash or trust units are assumed settled in trust units if unit settlement is more dilutive.

The weighted average number of trust units used to calculate per unit amounts was:

	Year ended December 31
	2007	2006
Basic	239,374,970	200,758,870
Diluted impact	2,134,221	2,750,624
Diluted	241,509,191	203,509,494

For the year ended December 31, 2007, 7.0 million trust unit rights (2006 – 1.7 million) were excluded in calculating the weighted average number of diluted trust units outstanding, as they were considered anti-dilutive.

13.       Contractual obligations and commitments

The following is a summary of the contractual obligations due in the next five years and thereafter:

	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$—	$—	$1,485.4	$—	$—	$457.8
Transportation	13.9	5.8	2.2	0.1	—	—
Transportation ($US)	2.3	2.3	2.3	2.3	2.3	6.4
Power infrastructure	6.2	4.2	4.2	4.2	4.2	7.6
Drilling rigs	7.7	2.4	1.2	—	—	—
Purchase obligations (1)	13.3	13.3	13.3	13.3	13.2	41.1
Office lease	$19.4	$19.6	$17.3	$16.5	$16.2	$104.3

(1)  These amounts represent estimated commitments of $84.4 million for CO2 purchases and $23.1 million for processing fees related to interests in the Weyburn Unit.

The $4.0 billion syndicated credit facility expires on January 11, 2011. If we were not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans. We believe the facility will be renewed prior to that time.

14.  Changes in non-cash working capital

	Year ended December 31
	2007	2006
Accounts receivable	$(8.8)	$(54.3)
Other current assets	10.3	(27.0)
Accounts payable and accrued liabilities	(24.8)	68.2
Petrofund acquisition	—	(18.8)
	(23.3)	(31.9)

Operating activities	(38.2)	(43.6)
Investing activities	14.9	11.7
Financing activities	—	—
	$(23.3)	$(31.9)

15.  Working capital components

	2007	2006
Components of accounts receivable
Trade	$54.2	$31.0
Accruals	221.6	234.9
Other	1.7	2.8
	$277.5	$268.7
Components of other assets
Prepaid expenses	$23.4	$23.4
Inventory	22.3	32.6
	$45.7	$56.0
Components of accounts payable and accrued liabilities
Accounts payable	$98.7	$89.4
Royalty payable	68.1	71.4
Capital accrual	113.4	115.0
Operating accrual	52.8	92.0
Other	26.3	16.3
	$359.3	$384.1

16.       Related-party transactions

During 2007, Penn West paid $1.3 million (2006 – $4.1 million) of legal fees in the normal course of business to a law firm of which a partner is also a director of Penn West.

17.       Petrofund acquisition

Penn West purchased Petrofund effective June 30, 2006. Penn West accounted for the acquisition of Petrofund using the purchase method of accounting. The consolidated financial statements of Penn West include the results of operations and cash flows of Petrofund from July 1, 2006 forward. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

Purchase Price
70.7 million Penn West trust units issued (1)	$3,032.4
Transaction costs	25.0
$3,057.4

Allocation of the Purchase Price
Property, plant and equipment	$3,323.3
Working capital (deficiency)	(10.0)
Bank loan	(610.4)
Future income taxes	(199.5)
Asset retirement obligations	(98.0)
Goodwill	652.0
$3,057.4

(1) Units issued at $42.91 per unit based on volume-weighted average for the five-day period, Including two days before and two days after the announcement of the transaction.

18.       Subsequent events

Canetic acquisition

On January 11, 2008, Penn West closed its acquisition of Canetic for a total acquisition cost of approximately $3.6 billion, funded through the issuance of 124.3 million trust units, calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. Bank debt and estimated working capital deficiency of $1.6 billion, including transaction costs, and convertible debentures with a fair value of $260.0 million was also assumed.

Vault acquisition

On January 10, 2008, Penn West closed its acquisition of Vault for a total acquisition cost of approximately $158.7 million funded through the issuance of 5.6 million trust units and cash paid for the warrants. The trust unit value was calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. Also assumed was bank debt plus estimated working capital deficiency of $126.4 million, including transaction costs, and convertible debentures with a fair value of $100.9 million. Subsequent to the close of the Vault acquisition, Penn West made its compulsory offer to redeem the Vault convertible debentures for cash at 101 percent of the principle amounts. On March 5, 2008, Penn West retired $23.8 million of the principle amount of the debentures for $24.5 million including the premium and accrued interest.